As filed with the Securities and Exchange Commission on February 16, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LENNAR CORPORATION

(Name of Subject Company (Issuer), Filer (Offeror))

1.625% Convertible Senior Notes due 2018

0.25% Convertible Senior Notes due 2019

(Title of Class of Securities)

783764AQ6

783764AS2

(CUSIP Number of Class of Securities)

Mark Sustana

General Counsel and Secretary

Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

David W. Bernstein, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

Transaction Valuation(1)	Amount of Filing Fee(2)
$274,449,814	$34,169

(1)	Estimated for purposes of calculating the amount of the filing fee only. The Transaction Valuation was calculated on the basis of the purchase price of the 1.625% Convertible Senior Notes due 2018 and 0.25% Convertible Senior Notes due 2019 (the “Notes”), as described herein, calculated as the sum of (i) $274,188,000, representing 100% of the principal amount of the Notes outstanding as of the close of business on February 12, 2018, plus (ii) $261,814 of accrued interest to, but not including, March 30, 2018.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Schedule TO relates to the right of holders of 1.625% convertible senior notes due 2018 (“1.625% Notes”) and 0.25% convertible notes due 2019 (“0.25% Notes” and, together with the 1.625% Notes, “Notes”) to require CalAtlantic Group, Inc. (“New CalAtlantic”) to repurchase Notes for 100% of their principal amount plus accrued but unpaid interest to, but not including, March 30, 2018 (the “Fundamental Change Purchase Right”). NewCalAtlantic is a wholly-owned subsidiary of Lennar Corporation (“Lennar”), and Lennar has guaranteed its obligations with regard to the Notes. The Notes were issued under the Seventh Supplemental Indenture dated as of May 16, 2012 (the “Seventh Supplemental Indenture”) and the Ninth Supplemental Indenture, dated as of May 20, 2013 (the “Ninth Supplemental Indenture” and, together with the Seventh Supplemental Indenture, the “Supplemental Indentures”) to an Indenture dated as of June 28, 1996 (the “Base Indenture” and, together with the together with the Supplemental Indentures, the “Indenture”) between The Ryland Group, Inc. (“Ryland”) and Chemical Bank. On October 1, 2015, Ryland was merged into the former CalAtlantic Group, Inc. (“Old CalAtlantic”), and Old CalAtlantic assumed the obligations of the issuer under the Indenture. On February 12, 2018, Old CalAtlantic was merged with and into New CalAtlantic (the “Merger”) and New CalAtlantic assumed Old CalAtlantic’s obligations under the Indenture and the Notes.

The Merger constituted a Fundamental Change under each of the Supplemental Indentures. As a result, the holders of the Notes have a Fundamental Change Purchase Right, which entitles them to require New CalAtlantic to purchase their Notes during a period ending on a date specified by the issuer (or its successor) that is not less than 20 nor more than 35 business days after the Fundamental Change for 100% of their principal amount plus accrued but unpaid interest to, but not including, the purchase date. As required by the Supplemental Indentures, New CalAtlantic is sending a notice of the Fundamental Change (the “Notice of Fundamental Change”) to the holders of Notes. New CalAtlantic has designated March 30, 2018 as the purchase date. Holders may tender their Notes until 5:00 p.m., New York City time, on March 29, 2018.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information set forth in the Notice of Fundamental Change is incorporated into this Schedule TO in response to Items 1 through 11 of this Schedule TO, except to the extent information is specifically provided in this Schedule TO. All capitalized terms used but not specifically defined in this Schedule TO have the meanings given to them in the Notice of Fundamental Change.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Notice of Fundamental Change captioned “Summary Term Sheet” is incorporated by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Lennar Corporation (“Lennar”), through its wholly-owned subsidiary CalAtlantic Group, Inc. (“New CalAtlantic”). It is a Delaware corporation. Its principal executive office is located at 700 Northwest 107th Avenue, Miami, Florida 33172 and its telephone number at that office is (305) 559-4000. The information set forth in the section captioned “Information Regarding The Fundamental Change Purchase Right — Information about New CalAtlantic and Lennar” in the Notice of Fundamental Change is incorporated by reference.

(b) This Schedule TO relates to the right of holders of Notes to require New CalAtlantic to purchase their Notes. The information set forth in the section captioned “Information Regarding The Fundamental Change Purchase Right — The Notes” in the Notice of Fundamental Change is incorporated by reference. As of February 12, 2018, there were $6,688,000 principal amount of outstanding 1.625% Notes and $267,500,000 principal amount of outstanding 0.25% Notes.

(c) The Notes are not listed on any national securities exchange and there is no established trading market for the Notes.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The information set forth under Item 2(a) and (b) above is incorporated by reference. The Fundamental Change Purchase Right is an issuer tender offer and, accordingly, Lennar is both the filing person and the subject company. Lennar’s principal executive office is 700 Northwest 107th Avenue, Miami, Florida 33172 and its telephone number at that office is (305) 559-4000.

ITEM 4.	TERMS OF THE TRANSACTION.

The information set forth in the sections captioned “Summary Term Sheet” and “Information Regarding The Fundamental Change Purchase Right” in the Notice of Fundamental Change is incorporated by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Notes are governed by the Indenture. The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — The Notes”, and “Information Regarding the Fundamental Change Purchase Rights — Agreements Involving the Notes” is incorporated by reference. Except as set forth in those sections, neither New CalAtlantic nor any of its directors or executive officers is a party to any agreement, arrangement or understanding with any other person with respect to any securities of New CalAtlantic, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any securities of New CalAtlantic, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The purpose of this transaction is to satisfy New CalAtlantic’s obligation under the Supplemental Indentures to purchase all the Notes that are validly tendered through exercise of the holders’ Fundamental Change Purchase Rights and not withdrawn. The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — The Notes”; “Information Regarding the Fundamental Change Purchase Rights — Information about New CalAtlantic and Lennar” and “Information Regarding the Fundamental Change Purchase Rights — SEC Filings by CalAtlantic, New CalAtlantic and Lennar” is incorporated by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Payment of the Fundamental Change Purchase Price” and “Information Regarding the Fundamental Change Purchase Rights — Sources of Funds” is incorporated by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the sections of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Interests of Directors, Executive Officers and Affiliates in the Notes” and “Information Regarding the Fundamental Change Purchase Rights — Information about New CalAtlantic and Lennar” is incorporated by reference. To the best of the Company’s knowledge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Item 1008(a) of Regulation M-A.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Notice of Fundamental Change captioned “Information Regarding the Fundamental Change Purchase Rights — Miscellaneous” is incorporated by reference. None of New CalAtlantic, any of its affiliates, officers, directors, employees or agents, the Trustee or the Paying Agent makes any representation or recommendation as to whether holders of the Notes should exercise their right to require New CalAtlantic to purchase Notes.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, New CalAtlantic believes that its financial condition is not material to a Holder’s decision whether to sell its Notes to New CalAtlantic because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, and (iii) the Fundamental Change Purchase Right applies to all outstanding Notes.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1)	Not applicable.

(a)(2)	To the best of New CalAtlantic’s knowledge after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in the connection with the Fundamental Change Purchase Right.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(c)	Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Notice of Fundamental Change being sent to Holders of the 0.25% Convertible Senior Notes due 2019 and Holders of the 1.625% Convertible Senior Notes due 2018.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Seventh Supplemental Indenture dated as of May 16, 2012 by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 16, 2012 (File No. 001-08029).

(d)(3)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

(a)(1)*	Notice of Fundamental Change being sent to Holders of the 0.25% Convertible Senior Notes due 2019 and Holders of the 1.625% Convertible Senior Notes due 2018.

(b)	Not applicable.

(d)(1)	Indenture dated as of June 28, 1996, between The Ryland Group, Inc. and Chemical Bank, incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to Registration Statement No. 33-50933, filed by The Ryland Group, Inc. on May 15, 1996.

(d)(2)	Seventh Supplemental Indenture dated as of May 16, 2012 by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 16, 2012 (File No. 001-08029).

(d)(3)	Ninth Supplemental Indenture dated as of May 20, 2013, by and among The Ryland Group, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on May 20, 2013 (File No. 001-08029).

(g)	Not applicable.

(h)	Not applicable.

* Filed with this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2018 LENNAR CORPORATION

By:	/s/ Bruce Gross
Name: Bruce Gross Title: Vice President and Chief Financial Officer